Dedicated to Hope, Healing and Recovery

Kindred Healthcare

1
Investor Presentation
Kindred Healthcare, Inc. (NYSE: KND)
March 3, 2011
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Kindred Healthcare, Inc.
Commission File No.: 001-14057
Subject Company: RehabCare Group, Inc.
Commission File No.: 001-14655

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Forward-Looking Statements
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange
Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of
Kindred.  Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders.

You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by
Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the pending transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010.  You can find information about
RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010.  You can obtain free copies of these documents from
Kindred or RehabCare, respectively, using the contact information above.
Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties.  Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and
RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on
Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR).  Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC,
and RehabCare  disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information About this Transaction
Kindred and RehabCare with the SEC at the SEC’s website at                           The joint proxy statement/prospectus (when available) and the other documents filed by
Participants in this Transaction
Forward-Looking Statements
which are available at the SEC’s web site at                         Many of these factors are beyond the control of Kindred or RehabCare. Kindred and
WE URGE INVESTORS AND SECURITY HOLDERS
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL
CONTAIN IMPORTANT INFORMATION.
www.sec.gov.
www.sec.gov.

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

3 Kindred Update

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred Update
Kindred Healthcare, Inc. (“Kindred”) and RehabCare Group, Inc. (“RehabCare”) have announced a transaction whereby Kindred will acquire RehabCare for ~$35/share
Both Companies reported strong Q4 and 2010 clinical and financial results and share a high degree of confidence and visibility in their business plans and estimates for 2011
The combined Company will have an industry leading position in attractive post-acute business segments and growing local markets
Kindred will be well positioned for future growth in a changing healthcare landscape with the expansion of the combined service offerings
The transaction substantially enhances Kindred’s growth and margin profile
The proposed transaction is highly accretive to Kindred’s earnings and cash flows and generates strong operating cash flows providing the ability to delever quickly to below current leverage levels

Both Kindred and RehabCare beat 4Q and 2010 analyst estimates
Summary of Q4 and 2010 Results
Kindred
RehabCare
1) I/B/E/S consensus as of 2/7/2011.
2) Reflects income from continuing operations.
3) Actual revenues exclude Miami IRF.
4) Includes discontinued operations.
($MM, except EPS Data)
($MM, except EPS Data)
Q4 2010 2010
Consensus
(1)
Actual % Surprise Consensus
(1)
Actual % Surprise
Revenues 1,121.0 1,135.5 1.3% 4,345.0 4,359.7 0.3%
EBITDA 61.0 66.8 9.5% 211.0 217.3 3.0%
EBIT 30.0 35.4 18.0% 90.0 95.7 6.3%
Net Income
(2)
16.0 19.8 23.8% 52.0 56.1 7.9%
EPS
(2)
$0.41 $0.50 22.0% $1.33 $1.42 6.8%
Q4 2010 2010
Consensus
(1)
Actual % Surprise Consensus
(1)
Actual % Surprise
Revenues
(3)
343.0 339.3 -1.1% 1,347.2 1,329.4 -1.3%
EBITDA 41.5 44.1 6.3% 163.5 164.1 0.4%
EBIT 34.1 36.1 5.9% 133.4 133.6 0.1%
Net Income
(4)
14.9 17.1 14.8% 60.6 62.5 3.1%
EPS
(4)
$0.60 $0.69 15.0% $2.45 $2.53 3.3%

6 Transaction Overview

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

~$35 / share total ($26 / share in cash; ~$9 / share in Kindred stock)
(1)
$1.3 billion total consideration, including assumption of net debt
Transaction Overview
Consideration
Accretion
Synergies
Kindred and RehabCare have announced a transaction whereby Kindred will acquire RehabCare for ~$35/share
Transaction
Substantially accretive to Kindred’s earnings and operating cash flows
$40 million in identified annual cost and operating synergies
Full run-rate achieved within two years ($25MM achieved first year)
– Excluding one time costs
Committed financing from J.P. Morgan, Morgan Stanley and Citi
Financing
Expected Close
On or about June 30, 2011
1) Based on a fixed exchange ratio.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Sources and Uses
(1)
($MM)
Sources % of Total
New Borrowings 1,600 88%
Equity Consideration (3) 228 12%
Total Sources 1,828 100%
Uses % of Total
Purchase RehabCare Equity (~$35/share) 885 48%
Retire RehabCare Debt 399 22%
Retire Kindred Debt 367 20%
Other 179 10%
Total Uses 1,828 100%
Pro Forma Capitalization
(1)
($MM)
2011E
(2)
New Borrowings 1,600
Total Debt 1,600
Revenue
EBITDA (4)
Rent Expense
EBITDAR (4)
Total Debt / EBITDA
Adjusted Debt (5) / EBITDAR
Transaction Overview (Cont’d)
J.P. Morgan, Morgan Stanley and Citi have committed $1.85Bn in debt financing
Key Capital Considerations
Ability to delever quickly (Pro forma adjusted leverage flat to Kindred standalone)
Maintain strong balance sheet, liquidity and financial flexibility (approximately $250MM undrawn revolver capacity at close)
1) Sources and Uses is as of 12/31/10. Pro Forma Capitalization is based on borrowings expected at closing. Figures may not add due to rounding.
2) 2010PF figures reflect full year run rate of 2010 Kindred acquisitions ($157MM in revenue, $44MM in EBITDAR, $7MM in rent and $37MM of EBITDA benefit) and RehabCare. RehabCare 2010 results do not include the results of discontinued operations (inpatient rehabilitation facility in Miami).  2011 figures display low and high end of guidance which reflects the combined business as if the transaction closed on
1/1/11.
3) Based on a fixed exchange ratio.
4) 2010PF and 2011E includes $25MM of run rate synergies.
5) Calculated with 6.0x cap rate.
6,200 6,200
470 487
422 422
892 909
3.4x 3.3x
4.6x 4.5x
5,846
444
414
857
3.6x
4.8x
1,600
1,600
2010PF
(2)

RehabCare
helping people regain their lives®

RehabCare
helping people regain their lives®

Skilled Nursing Rehab Services (SRS) Hospital Rehab Services (HRS)
Program Management Services Hospital Division
$516 $180 $633 2010A Revenue ($ MM) (1)
39% 13% 48% % Total Revenue
$45 $35 $134 2010A EBITDA ($MM) (1)
• Manages 1,112 skilled nursing facility
(SNF) programs in 38 states
• Therapy services includes physical and
occupational therapy and
speech/language pathology skilled nursing
facilities
• Significant same store revenue and
margin growth since completion of
Symphony integration in 2007
• Focused on implementing next generation
of point-of-care technology and web-
based therapy management system
• Paid by clients on negotiated per diem
rate or negotiated fee schedule based on
type of service rendered
• Manages inpatient rehabilitation
facilities (IRFs) in 106 ARU hospitals
for patients with various diagnoses
including stroke, orthopedic conditions,
arthritis, spinal cord and traumatic brain
injuries
• Manages 31 hospital-based and
satellite outpatient therapy programs
that complement hospitals’
occupational medicine initiatives and
allow therapy to be continued for
patients discharged from IRFs
• Entered rehabilitation and long-term
acute care hospital business in 2005
when the Company acquired assets
of MeadowBrook Healthcare
• In November 2009, RehabCare
acquired Triumph HealthCare, which
operated 20 LTACHs, more than
doubling the size of hospital
segment
• 34 hospitals include
- 23 free-standing LTACHs
- 6 HIH LTACHs
- 5 IRFs
Description
% Margin
9% 19% 21%
Total
$1,329
100%
$214
16%
RehabCare Overview
1) RehabCare 2010 results do not include the results of discontinued operations (inpatient rehabilitation facility in Miami).

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Combined Company Overview
Metrics Kindred Kindred + RehabCare
Focus SNF, LTAC and Contract Rehab SNF, LTAC and Contract Rehab
Scale (1)
• States
• Facilities
• Beds
• 2010 Revenue (Pro Forma)
• 2010 EBITDA (Pro Forma)
40
322
34,792
$4,517MM (2)
$254MM (2)
RehabCare
Contract Rehab and LTAC
42
34
1,788
$1,329MM
$164MM
46
356
36,580
$5,846MM (2)
$443MM (2)(3)
Payor Mix (’09)
Business Mix: EBITDA (’10) (2)
29%
13%
58%
Contract Rehab
SNF
LTAC
40%
24%
36%
Medicaid
Medicare
Commercial
LTAC
SRS
52%
27%
21%
LTAC
SRS
HRS
69%
29%
Medicaid
2%
Medicare
Commercial
45%
35%
3%
17%
LTAC
SNF
HRS
Contract Rehab
11%
8%
62%
19%
LTAC
SNF
HRS
Contract Rehab
51%
20%
29%
Commercial
Medicaid
Medicare
Business Mix: Revenue (’10) (2)(4) Contract Rehab
SNF
LTAC
39%
48%
14%
HRS
47%
42%
11%
Together Kindred and RehabCare will be the premier leader in the post-acute market
(1) RehabCare states include LTAC and IRF locations. Beds include LTACs + freestanding IRFs. Kindred facilities include owned, leased or managed LTACHs, SNFs or ALFs. RehabCare facilities include owned and leased LTACHs.
(2) Includes the full year benefit of all of the acquisitions Kindred has closed in 2010 ($157MM Revenue and $37MM EBITDA benefit). RehabCare 2010 results includes the results of discontinued operations (inpatient rehabilitation facility in Miami).  Figures may not add due to rounding.
(3) Includes $25MM of run rate synergies.
(4) Revenue excludes the effect of Kindred intercompany eliminations. EBITDA includes intercompany eliminations in Kindred segment EBITDA.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred and RehabCare Combined Presence
Kindred Hospitals Kindred Nursing and Rehabilitation Centers RehabCare Hospitals Acute Rehabilitation Units
Source: Company website
(1) Circles represent cluster strategy markets.
Enhances Kindred’s cluster strategy
(1)
Existing Cluster Market
Potential New Cluster Market

Kindred Healthcare
RehabCare
LifeCare Hospitals
HEALTHSOUTH
VIBRA

Kindred Healthcare
RehabCare
HEALTHSOUTH
VIBRA

golden living
HCR-ManorCare
Genesis HealthCare
Kindred Healthcare
RehabCare
Life Care Centers of America

Kindred Healthcare
RehabCare
golden living
Genesis HealthCare
SUNDANCE REHABILITATION

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Leading Position in Attractive Growing Businesses
(1) Includes 1,112 facilities from RehabCare and 696 facilities from Kindred.
Multiple earnings streams, multiple avenues for growth
PF Kindred
116
3
5
94
8
8 7
5
2
0
20
40
60
80
100
120
140
13
10
97
121
Freestanding
Hospital Based
207
324
277
227
226
223
0
50
100
150
200
250
300
350
Number of Facilities
315
300
200
108
1,808
1,000
900
471
450
342
471
700 700
1,493
0
500
1,000
1,500
2,000
Third Party Affiliated
(1)
12
6
15
18
19
111
118
0
20
40
60
80
100
120
140
Number of Facilities
#1 Operator of Hospital Based and Freestanding IRFs
#4 Operator of Skilled Nursing and Rehab Centers #1 Skilled Nursing Contract Rehab Manager
#1 Operator of Long-Term Acute Care Hospitals

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Diversified Services Offerings
(1) Segment figures do not sum to totals due to eliminations / corporate expenses. RehabCare figures do not include discontinued operations (Miami IRF).
Kindred gains significant scale in both the Skilled Nursing
and Hospital Rehab businesses and adds to Kindred’s LTAC business
Hospitals
Rehabilitation Services
Nursing Centers Total (1)
Nursing Center
Based
Hospital Based Total
2010 Pro forma
$MM
Revenue
(1)
Kindred Healthcare 435 84 519 2,093 2,212 4,517
RehabCare 516 180 696 633 0 1,329
Total 951 264 1,215 2,726
2,212
5,846
EBITDAR
(1)
Kindred Healthcare 24 16 40 336 242 618
RehabCare 45 35 80 134 0 214
Total
69
51
120
470
242
832
% Margin 7.3% 19.3% 9.9% 17.2% 10.9% 14.2%
EBITDA
(1)
Kindred Healthcare 18 16 34 176 44 254
RehabCare 45 35
80
84 0 164
Total
63
51 114 260 44
418
% Margin 6.6% 19.3% 9.4% 9.5% 2.0% 7.2%
(+) Synergies 25
Pro Forma EBITDA
443

35% OF MEDICARE BENEFICIARIES ARE DISCHARGED FROM ACUTE HOSPITALS TO POST-ACUTE CARE.[1]
KINDRED IS POSITIONED TO CONTINUE THAT CARE IN A COORDINATED COST-EFFECTIVE WAY.
MEDICARE PATIENTS DISCHARGED
2% 2% LONG-TERM ACUTE CARE HOSPITALS
10% 11% INPATIENT REHABILITATION
41% 52% SKILLED NURSING AND REHABILITATION CENTERS
9% 21% OUTPATIENT REHABILITATION
37% 61% HOME HEALTH CARE
Higher Intensity of Service
Lower Intensity of Service
% Patients' first site of discharge after acute-care hospital stay
% Patients' use of site during a 90-day episode
KINDRED IS POSITIONED TO HELP DETERMINE THE MOST APPROPRIATE SETTING FOR PATIENTS AS THEY CONTINUE THEIR CARE THROUGHOUT A POST-ACUTE EPISODE.
PATIENTS DISCHARGED FROM KINDRED LTAC HOSPITALS
35% SKILLED NURSING AND REHAB CENTERS
16% HOME HEALTH
5% IRF
PATIENTS DISCHARGED FROM IRFs (Nationally)
46% HOME HEALTH
13% SKILLED NURSING AND REHAB CENTERS
PATIENTS DISCHARGED FROM KINDRED NURSING AND REHABILITATION CENTERS
31% HOME HEALTH

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

14 Rapidly Changing Post-Acute Market Multiple Patient Discharge Destinations SOURCE: RTI, 2009: Examining Post-Acute Care Relationships in an Integrated Hospital System

Patient Service Intensity
Kindred
Kindred
Kindred Healthcare
Peoplefirst Rehabilitation
Kindred Healthcare
RehabCare
Peoplefirst Rehabilitation
RehabCare
RehabCare
Kindred
RehabCare
Peoplefirst Rehabilitation

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Well Positioned to Take Advantage of
Changing Healthcare Landscape
“Continue The ”
Patient Illness Severity
Home
Adult Day
Care
Home Health
Care
Assisted
Living
Skilled
Nursing
Facilities
In-Patient
Rehab
LTACS
Freestanding / HIH
SAU
Hospice
TRANS
CARE
ICU
Acute Care
Hospitals
Outpatient
Rehab
TCC
&
TCU
Uniquely Positioned For Bundled Or Episodic Payment Environment
15
Care
Homecare
and Hospice
Homecare
and Hospice

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Provide superior clinical outcomes and quality care with an
approach which is patient-centered, disciplined and transparent
Lower cost by reducing lengths of stay in acute care hospitals and transition patients home at the highest possible level of function
Reduce rehospitalization through our integrated and
interdisciplinary care management teams and protocols
Kindred’s Value Proposition
and Our “Continue The Care” Campaign

+156bps

+175bps

+209bps

+42bps

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Enhances Growth Profile
(1) Standalone Kindred growth analysis compares 2011 guidance issued on 12/15/10 relative to 2010 standalone performance pro forma full year run rate for all of Kindred’s 2010 acquisitions;
Pro forma Kindred growth analysis compares pro forma 2011 guidance relative to 2010 pro forma results, in each case assuming the RehabCare acquisition occurred on the first day of each respective year and includes first year run rate synergies in both 2010 and 2011 figures. 2011 margin figures per guidance midpoint and compares standalone 2011 guidance issued on 12/15/10 relative to pro forma 2011 guidance. 2011 pro forma guidance reflects the combined business as if the transaction closed on 1/1/11 and includes first year run rate synergies.
EBITDAR Growth
(1)
2010 – 2011
3.5
5.1
2.0
4.0
6.0
Standalone Kindred Pro Forma Kindred
(%)
EBITDA Growth
(1)
2010 – 2011
6.1
7.9
3.0
5.0
7.0
9.0
Standalone Kindred Pro Forma Kindred
(%)
EBITDA Margin
(1)
2011
5.6
7.7
0.0
2.0
4.0
6.0
8.0
Standalone Kindred Pro Forma Kindred
(%)
Net Income Margin
(1)
2011
1.3
1.7
0.0
0.6
1.2
1.8
Standalone Kindred Pro Forma Kindred
(%)
Enhances Kindred’s margin and operating profit growth profiles

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Declining Rent and Fixed Charge Burden
Declining Rent Burden
Enhanced Margin Profile
RehabCare operates an asset-light business model
Pro forma capital intensity of business drives higher return on assets
(1) Midpoint of guidance issued 12/15/10.
(2) Midpoint of pro forma guidance which reflects combined business as if the transaction closed 1/1/11.
2011 Operating Leverage
($MM)
Kindred
(1)
Pro Forma
(2)
Revenue $4,800 $6,200
EBITDAR 640 899
% Margin 13.3% 14.5%
Rent 370 423
% Margin 7.7% 6.8%
EBITDA 270 476
% Margin 5.6% 7.7%
D&A 140 185
% Margin 2.9% 3.0%
EBIT 130 291
% Margin 2.7% 4.7%

Net Growth 27 Facilities

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Strong Asset Base Including Owned Real Estate
16 Facilities
43 Facilities
0
10
20
30
40
50
2006 Current Kindred
Kindred has been focused on adding high
quality real estate to balance sheet
– Acquisitions
– Development of state-of-the-art LTACHs
and TCCs
– Exercise of in-the-money purchase
options
Own 16 Hospitals; 25 Nursing Centers and
2 assisted living facilities
Combined company has total PP&E book
value of approximately $1Bn
Kindred has Pro Forma EBITDA
(1)
of
approximately $100MM from owned real
estate
(1)  Only includes Kindred facilities

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

2011 Kindred Guidance
Stand Alone
(2)
Pro Forma
(3)
($MM)
Low High Low High
Revenue 4,800 4,800 6,200 6,200
EBITDA 265 275 470 487
(-) Interest 26 26 118 118
(-) Taxes 40 44 66 73
Cash Flow 199 205 286 296
Cash Flow Margin 4.1% 4.3% 4.6% 4.8%
Strong Free Cash Flows and Ability to Delever
3.5
4.3
4.2
3.9
4.4
0.0
2.0
4.0
6.0
2006 2007 2008 2009 2010
Stand Alone Kindred
(x)
Historical Adjusted Debt / EBITDAR
(1)
(1) Calculated with 6.0x cap rate.
(2) Per guidance midpoint, issued 12/15/2010.
(3) 2011 guidance reflects the combined business as if the transaction closed on 1/1/2011.
Cash Flow Profile
Kindred has operated comfortably with a levered balance sheet
Routine CapEx declines as a % of revenue, improving free cash flow profile

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

84
125
34
31
31
153
194
177
247
265
69 69
143
216
234
0
100
200
300
400
2010A 2011E 2012E 2013E 2014E
124
131
121
110 108
0
100
200
300
400
2010A 2011E 2012E 2013E 2014E
277
325
298
357 373
0
100
200
300
400
2010A 2011E 2012E 2013E 2014E
Strong Free Cash Flows (cont’d)
Cash Flow Available for Discretionary CapEx and Debt Paydown
($MM)
Discretionary CapEx (1) Available for Debt Paydown
Routine CapEx
($MM)
Cash Flow From Operations
($MM)
(1) Does not include acquisition capex of $1MM, $13MM and $4MM in 2011, 2012 and 2013, respectively.
Note: 2010 estimated cash flow from operations based on 2010A actual, does not include impact of Vista acquisition.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Significant EPS Accretion
(1) Previous guidance shown is Kindred standalone guidance issued on 12/15/10.
(2) 2011 guidance reflects the combined business as if the transaction closed on 1/1/11.
Acquisition is significantly accretive at the contemplated transaction value and financing structure on both an EPS and cash flow basis
Low End of
Guidance
Pro-Forma
Impact
Mid Point
High End of
Guidance
2011 EPS Impact
$ %
$0.50
$0.52
$0.55
34%
34%
34%
2011 EPS Guidance
Prev
(1)
New
(2)
$1.45
$1.53
$1.60
$1.95
$2.05
$2.15

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Strong operating cash
flows and ability to
delever
Management intends to delever, but is comfortable at expected leverage levels and has successfully operated business at higher levels in the past
Enhanced operating cash flow provides the ability to significantly delever over time
Strong track record of successfully growing operating cash flow in highly regulated environment
Well diversified service
offering
Diversified across four critical segments in the post-acute continuum with leadership positions in each segment
RehabCare adds IRF and ARU capabilities to Kindred's already strong set of capabilities
Decreased reimbursement risk profile via diversified revenue across multiple segments and payors
Leading position in
attractive growing
businesses
Largest provider of post-acute services in US with broadest service offering across post-acute continuum
Multiple avenues for growth, multiple earnings streams
Long-term growth prospects supported by strong demographic trends and significant increase in the incidence of chronic diseases
Enhances growth and
margin profile
Enhanced margins throughout income statement; accelerated growth prospects
Scale economies and related combination synergies help to accelerate operating profit and earnings growth of combined company
Declining rent and fixed
charge burden
Rent expense declines as a % of revenues; Routine CapEx declines as a % of revenues
Book value of PP&E is approximately $1.0Bn – Significant operating cash flow generated by assets that are unencumbered by leases
• Transaction enhances Kindred’s cluster market strategy
• Best-positioned to compete in a potentially bundled payment environment given broad service capabilities
• Kindred can deliver the right care at the right site at the right time
Well positioned to take
advantage of changing
healthcare landscape
Significant accretion Significantly accretive to EPS & operating cash flow / share
Transaction Enhances Growth Prospects, is EPS
& FCF Accretive and Strengthens Credit Profile

24 Appendix

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred Q4 ’10 Highlights
Continuing operations income of $0.50 per diluted share tops guidance of $0.43
Q4 2010 continuing operations EPS up 19% over same
period last year
Fourth quarter consolidated revenues grew 6% to $1.1 billion
Full-year operating cash flows exceed $200 million for
second consecutive year
– Routine and development capital expenditures were fully funded through internal resources in both years

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred Q4 ’10 Highlights (cont’d)
Hospitals report growth from last year’s Q4
– Recent acquisitions drove hospital revenues up 5% to $508 million
– Operating income grew 3% to $96 million
Nursing and rehabilitation centers successfully transitioned to new Medicare payment system in Q4
– Division reports solid 13% growth in operating income
– Revenue growth of 4% driven by increased patient acuity and clinical services and 4% growth in admissions
Peoplefirst
Rehabilitation adds to customer base and adjusts
to new Medicare rules in fourth quarter
– Revenue growth of 21% primarily driven by new customers

Excluding transaction related expenses in the 2009 fourth quarter, net earnings per diluted share increased 86.5% year over year to
$0.69
Hospital division improved EBITDA margin to 15.2% in the fourth quarter from 12.9% in the third quarter
Impacted by regulatory changes, Skilled Nursing Rehabilitation
Services division reported 5.8% operating earnings margin in the quarter, consistent with expectations
Hospital Rehabilitation Services division delivered near record operating earnings margin of 20.6%
Cash flow from operations of $103.8 million in 2010 allowed the
Company to pay down debt by $65.7 million and lower debt to
EBITDA ratio to 2.4
RehabCare Q4 ’10 Financial Results

Reconciliation of
Non-GAAP Measures
Year ended December 31,
Operating income (loss):
2006
2007 2008
2009
Hospital division
Nursing center division
Rehabilitation division
Pharmacy division
Corporate:
Overhead
Insurance subsidiary
Operating income
Rent
Depreciation and amortization
Interest, net
Income before income taxes
Income taxes
Income from cont. ops.
$364
305
51
-
(135)
(6)
(141)
579
(348)
(126)
(3)
102
39
$63
$ Millions
2010
Fourth
Quarter
2009
$93
77
11
-
(33)
(2)
(35)
146
(88)
(32)
-
26
9
$17
$96
87
9
-
(33)
(1)
(34)
158
(90)
(32)
(3)
33
13
$20
Fourth
Quarter
2010
$383
239
30
49
(157)
(7)
(164)
537
(289)
(115)
1
134
53
$81
$365
295
34
18
(168)
(7)
(175)
537
(338)
(118)
(1)
80
37
$43
$346
322
38
-
(133)
(7)
(140)
566
(339)
(120)
(8)
99
39
$60
$357
303
52
-
(134)
(3)
(137)
575
(357)
(122)
(6)
90
34
$56